HOOK POINT BREWING LLC

A Tennessee Limited Liability Company

Amended and Restated

Limited Liability Company Agreement

Dated as of October 31, 2018

THE UNITS OF MEMBERSHIP INTERESTS AND UNITS CREATED BY THIS LIMITED LIABILITY COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND SUCH OTHER APPLICABLE SECURITIES LAWS PURSUANT TO EFFECTIVE REGISTRATION OR AN EXEMPTION THEREFROM. IN ADDITION, SUCH UNITS MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED, IN WHOLE OR IN PART, EXCEPT AS PROVIDED IN THIS AGREEMENT. ACCORDINGLY, THE HOLDERS OF SUCH UNITS SHOULD BE AWARE

THAT THEY MAY BE REQUIRED TO BEAR THE RISKS OF THEIR RESPECTIVE INVESTMENTS IN SUCH UNITS FOR AN INDEFINITE PERIOD OF TIME.

LIMITED LIABILITY COMPANY AGREEMENT
OF
HOOK POINT BREWING LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT OF Hook Point Brewing LLC, a Tennessee limited liability company (the "Company"), is effective as of October 31, 2018 (the "Effective Date") and is entered into by and among the Company and each of its Members. Any reference in this Agreement to the Members includes such Members' successors to the extent such successors have become Members in accordance with the provisions of this Agreement.

BACKGROUND

Whereas, the Company was formed by the filing of Articles of Organization with the Secretary of the State of Tennessee on September 24th, 2018;

Whereas, the Members of the Company entered into that certain Operating Agreement dated September 24th, 2018 (the "Original Agreement");

Whereas, the parties hereto wish amend and restate the Original Agreement in its entirety and enter into this Agreement in order to set forth their binding agreement as to the affairs of the Company, the conduct of its business and certain rights with respect to the relationship among the parties hereto;

Therefore, the parties hereto, intending to be legally bound hereby, agree as follows:

1. DEFINITIONS

In addition to the terms defined in the other sections of this Agreement, the following terms have the following meanings:

1.1. **Additional Capital Contribution**. "Additional Capital Contribution" means a Capital Contribution made by a Member after the date of execution of this Agreement.

1.2. **Affiliate**. "Affiliate" means, with respect to any Person, (a) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (b) any Person owning or controlling fifty percent (50%) or more of the outstanding voting interests of such Person, (c) any officer, director, general partner or trustee of such Person, or (d) any Person who is an officer, director, general partner, trustee, or holder of fifty percent (50%) or more of the voting interests of any Person described in clauses (a) through (c) of this sentence. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or

otherwise.

1.3. **Agreement**. "Agreement" means this Amended and Restated Limited Liability Company Agreement, as amended from time to time.

1.4. **Articles**. "Articles" means the Articles of Organization of the Company, as amended from time to time.

1.5. **Bankruptcy**. "Bankruptcy" means, with respect to any Person, a Voluntary Bankruptcy or an Involuntary Bankruptcy.

1.6. **Board**. "Board" means the Board of Managers of the Company.

1.7. **Breach Amount**. "Breach Amount" has the meaning set forth in Section 16.4.

1.8. **Breaching Member**. "Breaching Member" has the meaning set forth in Section 16.3.

1.9. **Business Day**. "Business Day" means a day of the year on which banks are not required or authorized to close in Collierville, Tennessee.

1.10. **Capital Account**. "Capital Account" means, with respect to any Member, the capital account maintained in accordance with Appendix 1 attached hereto.

1.11. **Capital Contribution**. "Capital Contribution" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Units held by such Member, reduced by any amounts distributed to a Member designated by the Company as being in redemption of all or a portion of a Member's Units in

1.12. **Company**. "Company" means Hook Point Brewing LLC, a Tennessee limited liability company, or its successors.

1.13. **Distributions**. "Distributions" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a Service Provider for the Company. "Distribute" when used as a verb shall have a correlative meaning.

1.14. **Estimated Tax Amount**. "Estimated Tax Amount" of a Member for a Fiscal Year

means the Member's annual tax amount calculated at the highest combined state and federal marginal income tax rate.

1.15. **Fair Market Value**. "Fair Market Value" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Board based on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant.

1.16. **Financial Rights**. "Financial Rights" means the right to share in Profits and Losses and to receive interim and liquidation distributions from the Company as provided herein.

1.17. **Fiscal Year**. "Fiscal Year" means (a) the period commencing on the effective date of this Agreement and ending on December 31, (b) any subsequent twelve (12) month period commencing on January 1 and ending on December 31, or (c) any portion of the period described in clause (b) for which the Company is required to allocate Profits, Losses, and other items of Company income, gain, loss, or deduction pursuant to this Agreement.

1.18. **Governance Rights**. "Governance Rights" means all of each Member's rights as a member in the Company other than Financial Rights and the right to assign such Financial Rights.

1.19. **Gross Asset Value**. "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company is the gross fair market value of such asset, as determined by the Board;

(b) The Gross Asset Values of all Company assets must be adjusted to equal their respective gross fair market values, as determined by the Board, as of the following times: (i) the acquisition of additional Units by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member as consideration for Units of Membership Interest; and (iii) the liquidation of the Company within the meaning of Regulations Section 1.7041(b)(2)(ii)(g); provided, however, that adjustments pursuant to (i) and (ii) above are to be made only if the Board reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members.

(c) The Gross Asset Value of any Company asset distributed to any Member must be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Board; and

(d) The Gross Asset Values of Company assets must be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.7041(b)(2)(iv)(m) and Paragraph 2 of Appendix 1; provided, however, that Gross Asset Values will not be adjusted pursuant to this paragraph (d) to the extent the Board determine that an adjustment pursuant to paragraph (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to paragraphs (a), (b), or (d) hereof, such Gross Asset Value must thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

1.20. **Involuntary Bankruptcy**. "Involuntary Bankruptcy" means, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or other similar relief under any present or future bankruptcy, insolvency, or similar statute, law, or regulation, or the filing of any such petition against such Person which petition shall not be dismissed within ninety (90) days, or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed within sixty (60) days.

1.21. **Liquidating Events**. "Liquidating Events" has the meaning set forth in Section 18.1.

1.22. **Major Decision**. "Major Decision" has the meaning set forth in Section 6.3.

1.23. **Majority Vote**. "Majority Vote" means (a) in the case of a vote of the Members, the vote of more than fifty percent (50%) of the total Governance Rights held by the Members entitled to vote, calculated in accordance with the provisions of Section 7.1, and (b) in the case of a vote of the Board, the vote of more than fifty percent (50%) of the Managers.

1.24. **Manager**. "Manager" means a member of the Board.

1.25. **Managers Schedule**. "Managers Schedule" has the meaning set forth in Section 8.1(c).

1.26. **Members**. "Members" means those Persons set forth on Schedule A attached

hereto as may be hereafter amended, together with any additional Members admitted pursuant to the provisions of this Agreement.

1.27. **Membership Interest**. "Membership Interest" means each Member's interest in the Company, consisting of any of the following: (a) Financial Rights, (b) Governance Rights, and (d) the rights to assign either the Financial Rights and Governance Rights or both as provided herein.

1.28. **Members Schedule**. "Members Schedule" has the meaning set forth in Section 3.1.

1.29. **Net Equity**. "Net Equity" has the meaning set forth in Section 16.5.

1.30. **New Interests**. "New Interests" has the meaning set forth in Section 3.3.

1.31. **Percentage Interest**. "Percentage Interest" means the interest of each Member (or, if applicable, the holder of a Financial Right), expressed as a percentage, in Governance Rights or Financial Rights, as applicable.

1.32. **Permitted Transfer**. "Permitted Transfer" has the meaning set forth in Section 12.2.

1.33. **Person**. "Person" means any individual, partnership, corporation, limited liability company, trust, or other entity.

1.34. **Proceeding**. "Proceeding" has the meaning set forth in Section 17.1.

1.35. **Profits and Losses**. "Profits" and "Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the adjustments specified in paragraph 2.1 of Appendix 1.

1.36. **Property**. "Property" means all real property and personal property acquired by the Company, which shall include both tangible and intangible property.

1.37. **Proposed Transfer**. "Proposed Transfer" has the meaning set forth in Section 12.4(a).

1.38. **Required Notice**. "Required Notice" has the meaning set forth in Section 12.4(a).

1.39. **Responsible Person**. "Responsible Person" means an individual who is or was a

Member or a Manager or officer of the Company.

1.40. **Supermajority Vote**. "Supermajority Vote" means in the case of a vote of the Members, the vote of more than sixty-six and two thirds (66 2/3%) of the total Governance Rights held by the Members entitled to vote.

1.41. **Tennessee Act**. "Tennessee Act" means the Revised Tennessee Limited Liability Company Act, as amended.

1.42. **Transfer or Transferred**. "Transfer" or "Transferred" means, as a noun, any voluntary or involuntary (by operation of law or otherwise) gift, bequest, transfer, sale, pledge or hypothecation or other disposition and, as a verb, voluntarily or involuntarily (by operation of law or otherwise) to gift, bequest, transfer, sell, pledge or hypothecate or otherwise dispose of. For purposes of illustration and not by means of limitation, Transfer includes dispositions triggered by death, disability, dissolution or other cessation of the existence of a Member, foreclosure, Bankruptcy, and marital dissolution.

1.43. **Transferring Member**. "Transferring Member" has the meaning set forth in Section 12.4(a).

1.44. **TMM**. "TMM" has the meaning set forth in Section 9.7(a).

1.45. **Units.** "Units" means Units of Membership Interests, including (as the context requires) any fractional Unit or Membership Interest associated therewith.

1.46. **Voluntary Bankruptcy**. "Voluntary Bankruptcy" means, with respect to any Person, the inability of such Person generally to pay its debts as such debts become due, or an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors; the filing of any petition or answer by such Person seeking to adjudicate it a bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian, or other similar official for such Person or for any substantial part of its property; or corporate action taken by such Person to authorize any of the actions set forth above.

2. ORGANIZATIONAL MATTERS

2.1. **Name.** The name of the Company is Hook Point Brewing Company. The Company may adopt and conduct its business under such assumed or trade names as the

Board may from time to time determine. The Company shall file any assumed or fictitious name certificates as may be required to conduct business in any state.

2.2. **Place of Business**. The principal executive office of the Company is located at 184 S Mt Pleasant Rd, Collierville, Tennessee 38017, but may be changed to such other place as the Board may determine.

2.3. **Binding on Future Members**. This Agreement is automatically binding on all current and subsequent Members and holders of all or any part of a Units, regardless of whether such Members or holders execute any written instrument agreeing to be bound by this Agreement.

3.

UNITS

3.1. **Units Generally**. The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Board shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by them (the "Members Schedule"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Schedule A.

3.2. **Other Issuance**. In addition to the Units, the Company is hereby authorized to authorize and issue or sell to any Person any of the following (collectively, "New Interests"): any new type, class or series of Units not otherwise described in this Agreement, which Units may be designated as classes or series but having different rights. The Board is hereby authorized to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such New Interests, including the number of such New Interests to be issued, the preference (with respect to distributions, in liquidation or otherwise) over any other Units and any contributions required in connection therewith.

4.

CAPITAL CONTRIBUTIONS

4.1. **Capital Contributions and Units/Percentage Interests**. The Members have made Capital Contributions to the Company in the amounts set forth on the Members Schedule. Except as adjusted or revised pursuant to the terms of this Agreement, the number of Units held by each Member and each Member's Percentage Interest in

Financial Rights and Governance Rights is set forth for each such Member on the Members Schedule attached hereto. The Company may update the Members Schedule from time to time to reflect the respective ownership interests of the Members, and such updates shall not be deemed amendments to this Agreement.

4.2. **Capital Accounts**. A single Capital Account must be established and maintained for each Member in accordance with Paragraph 3 of Appendix 1.

4.3. **Additional Capital Contributions**. No Member shall be permitted or required to make any Additional Capital Contributions except as expressly required or permitted pursuant to this Agreement or as otherwise approved by a Supermajority Vote of the Members. If the Members determine that the Company requires Additional Capital Contributions, each of the Members shall contribute the funds required according to such Member's Percentage Interest of Financial Rights. Unless otherwise specified by the Members in the determination regarding Additional Capital Contributions, the President shall specify the payment date for Additional Capital Contributions upon at least ten (10) days prior written notice to the Members.

4.4. **Remedies in Event of Default**. In the event that (a) Additional Capital Contributions are required as provided in Section 4.3, and (b) a Member fails to make the contribution required of him, her, or it on or before the thirtieth (30th) calendar day following the due date specified by the President, the Percentage Interests of the Members representing Financial Rights shall be recomputed effective as of the due date of such Additional Capital Contributions. Further, upon unanimous vote of the contributing Members, some or all of the contributing Members may elect to contribute the capital that was to be contributed by the defaulting Member. In any such event, the Percentage Interests representing Financial Rights and Governance Rights of each Member will be adjusted to account for the Additional Capital Contributions made by the contributing Members.

4.5. **No Interest or Right to Withdraw**. No Member has the right to withdraw or receive a return of his, her or its Capital Contributions, or to receive any specific property of the Company, except as specifically provided in this Agreement.

4.6. **Nature of Obligations**. No creditors of the Company or other third parties shall have any rights, as third party beneficiaries or otherwise, to compel any Capital Contributions. The Company may not assign any obligation of Members to make Capital Contributions under this Article 4 to any creditor or other third party.

5. ALLOCATIONS AND DISTRIBUTIONS

5.1. **Allocations**. After giving effect to the special allocations set forth in Appendix 1,

Profits and Losses for each Fiscal Year must be allocated to the Members as follows: to the Members in accordance with their Percentage Interests representing Financial Rights.

5.2. **Distributions**.

(a) In General.

(i) Subject to Section 5.2(a)(ii), Section 5.2(b) and Section 5.2(d), the Board shall have sole discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions in order to provide for the retention and establishment of reserves of, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company.

(ii) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate the Tennessee Act or other applicable law.

(b) Distributions. After making all Distributions required for a given Fiscal Year under Section 5.2(d) and subject to the priority of Distributions pursuant to Section 18.2, if applicable, all Distributions determined to be made by the Board pursuant to Section 5.2 shall be made to the Members pro rata in proportion to their holdings of Units.

(c) Mandatory Distributions. Subject to any restrictions in any of the Company's then applicable debt-financing arrangements, and subject to the Board's sole discretion to retain any other amounts necessary to satisfy the Company's obligations, the Company shall use commercially reasonable efforts to distribute before the seventy-fifth (75th) day of the next succeeding Fiscal Year cash in proportion to and to the extent of each Estimated Tax Amount. Any distributions made pursuant to this Section 5.2(d) shall be treated for purposes of this Agreement as advances on distributions pursuant to Section 5.2(b) and shall reduce, dollar-for-dollar, the amount otherwise distributable to such Member pursuant to Section 5.2(b).

(d) Distributions in Kind. The Board is hereby authorized, in its sole discretion, to make distributions to the Members in the form of securities or other property held by the Company; provided, that tax advances shall only be made in cash. In any non-cash distribution, the securities or property so distributed will be distributed among the Members in the same proportion and priority as cash equal to the Fair Market Value of such securities or property would be distributed among the Members pursuant to Section 5.2(b).

6. MANAGEMENT; OFFICERS

6.1. **Management of the Company**. Subject to the terms of this Agreement, the Board, on behalf of the Members, shall have the exclusive right and authority to manage and control the business and affairs of the Company, and shall possess all rights and powers of a "manager" of a limited liability company as provided in the Tennessee Act and otherwise by law. Except as otherwise expressly provided in this Agreement, the Board shall make all decisions of the Company by Majority Vote. The Board has the right to designate one or more committees to assist in the performance of its duties and the right to appoint officers and delegate authority to such officers to conduct the day-to-day operations of the Company.

6.2. **Individual Member Authority**. Except as expressly authorized by the Board, no Member, as a Member, has the power to act as an agent of the Company. Any Member, other than a Manager or officer of the Company, acting within the scope of his, her or its authority, shall indemnify the Company for any costs or damages incurred by the Company as a result of any action by said Member to act for, or to undertake or assume, any unauthorized obligation, debt, duty or responsibility on behalf of, any other Member or the Company. The Company's credit and assets are to be used solely for the benefit of the Company, and no Member shall transfer or encumber any asset of the Company for or in payment of any individual obligation of a Member.

6.3. **Major Decisions**. Notwithstanding any other provision herein, the following decisions require approval by a Supermajority Vote of the Members (each a "Major Decision"):

(a) issuing New Interests;

(b) requiring Additional Capital Contributions;

(c) entering into transactions with Affiliates;

(d) admitting additional Members;

(e) allowing a Permitted Transfer;

(f) dissolving the Company;

(g) any act in contravention of this Agreement;

(h) any act which would make it impossible to carry on the ordinary business of the Company;

(i) the sale or transfer of any portion of the assets of the Company outside of the ordinary course of business;

(j) the sale of substantially all of the assets of the Company; and

(k) any matter requiring such approval under the Tennessee Act.

6.4. **Officers**. The Board shall fix the number of officers of the Company, and shall elect individuals to serve in such positions, from time to time. The initial officers of the Company are a President and a Secretary, who are those persons set forth on Schedule B hereto. Each officer holds office until his or her successor has been duly elected and qualified by the Board. Officers need not be residents of the State of Tennessee or Members of the Company. The Board may, from time to time, appoint new or substitute officers and may, from time to time and without cause, remove any one or more of the officers. The Board may, at any time, eliminate any officer position. Any officer may, at any time and upon thirty (30) days prior written notice to the Board, resign as an officer, but such resignation will not affect his or her status, if any, as a Member. The officers shall carry out duties as delegated by the President or prescribed by the Board upon their election.

6.5. **President**. Subject to the provisions of this Agreement, the President is responsible for the daily management and control of the Company's business affairs. Except for the powers reserved to the Board or Members by this Agreement, the Articles or the Tennessee Act, the President has all the rights and powers prescribed herein and in the Tennessee Act, and all rights and powers necessary or advisable in the discharge of the duties of the President under this Agreement.

6.6. **Secretary**. The Secretary has the following duties: (a) keeping accurate membership records for the Company; (b) maintaining records of and, whenever necessary, certify all proceedings of the Members or committees of the Company; (c) receiving notices required to be sent to the Secretary and keep a record of such notices in the records of the Company; and (d) performing other duties prescribed herein or by the Board or the President.

6.7. **Dealing With Affiliates**. Subject to any additional requirements of the Tennessee Act, the Company may acquire property or services from, and have other transactions with, a Member or any Affiliate of a Member, provided that: (a) the funds of the Company are not commingled with that of a Member or an Affiliate, and (b) all transactions between the Company and a Member or an Affiliate are evidenced in writing and approved by the Board.

7. METHOD OF VOTING; MEMBERS MEETINGS

7.1. **General**. Actions and decisions requiring the approval of the Members (except an action that specifically imposes a greater vote requirement) must be authorized or

made by a Majority Vote taken at a meeting of the Members. Breaching Members are not entitled to receive notices, vote on any matters, call meetings, or act as proxies, and their consent is not required for any purpose under this Agreement, until such breach is cured to the reasonable satisfaction of the Board. The voting power held by such Breaching Members is excluded for purposes of determining the affirmative vote required for decisions or actions to be taken hereunder by the Members.

7.2. **Votes of the Members**. Where a vote of the Members is required, each Member may vote his, her or its Units in his, her or its individual capacity, and has no fiduciary responsibility to any other Member with respect to any such votes.

7.3. **Calling Meetings**. The Board or any Member or Members holding, in the aggregate, more than ten percent (10%) of the Percentage Interests in respect of Governance Rights may call a meeting to consider approval of an action or decision by delivering to each other Member notice of the time and purpose of such meeting at least three (3) Business Days before the day of such meeting. A Member may waive the requirement of notice of a meeting either by attending the meeting or executing a written waiver before or after the meeting.

7.4. **Telephonic Meetings**. Any action permitted or required by the Tennessee Act, the Articles or this Agreement to be taken at a meeting of the Members may be taken at a meeting conducted by telephone or other means permitting all participants to simultaneously hear each other. A Member participating in a meeting by this means is deemed to be present in person at the meeting.

7.5. **Written Consent In Lieu Of Meeting**. Notwithstanding Section 7.1, the Board or any Member may propose that the Company authorize an action or decision by written consent of the Members without a meeting of the Members. For such proposed action on written consent to be a valid and binding action of the Company, the action must be approved by Members with voting power equal to the voting power that would be required to take the same action at a meeting of the Members at which all voting Members were present. A Member's written consent may be evidenced by his, her or its signature on a counterpart of the proposal or by a separate writing (including a facsimile or electronic mail) that identifies the proposal with reasonable specificity and states that such Member consents to such proposal. Prompt written notice of the taking of any action by less than unanimous consent shall be given to those Members with voting power who have not consented in writing to such action.

7.6. **Vote by Proxy**. A Member may vote (or execute a written consent) by proxy given to any other Member. Any such proxy must be in writing and must identify the specific meeting or matter to which the proxy applies or state that it applies to all matters (subject to specified reservations, if any) coming before the Members for approval prior to a specified date (which may not be later than the first anniversary date of the date on

which such proxy is given). Any such proxy is revocable at any time and is not effective at any meeting at which the Member giving such proxy is present.

7.7. **Records**. The Company shall maintain permanent records of all actions taken by the Members, including minutes of all Company meetings, copies of all actions taken by written consent of the Members, and copies of all proxies pursuant to which one Member votes or executes a consent on behalf of another.

8. BOARD OF MANAGERS

8.1. **Number, Election and Term**.

(a) The Board may consist of as many as three (3) Managers, but shall consist of no fewer than one (1) Manager. Each Manager shall serve as a Manager for one (1) year terms, until such time as his or her successor has been duly elected and qualified, or until the earlier of his or her death, removal, incapacity, or resignation. Managers need not be residents of the State of Tennessee or Members of the Company.

(b) In the event that a vacancy is created on the Board at any time due to the death, disability, retirement, resignation or removal of a Manager, then the Members shall be entitled to appoint a replacement.

(c) The Board shall maintain a schedule of all Managers with their respective mailing addresses (the "Managers Schedule"), and shall update the Managers Schedule upon the removal or replacement of any Manager in accordance with this Agreement. A copy of the Managers Schedule as of the execution of this Agreement is attached hereto as Schedule C.

8.2. **Removal and Resignation**. A Manager may be removed or replaced at any time from the Board, with or without cause. A Manager may resign at any time from the Board by delivering his or her written resignation to the Board. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The Board's acceptance of a resignation shall not be necessary to make it effective.

8.3. **Method of Voting; Calling Meetings**. Actions and decisions requiring the approval of the Board (except an action that specifically imposes a greater voting requirement) must be authorized or made by a Majority Vote taken at a meeting of the Board. The President or any Manager may call a meeting of the Board by delivering to each Manager notice of the time and purpose of such meeting at least three (3) Business Days before the day of such meeting. A Manager may waive the requirement of notice of a meeting either by attending the meeting or executing a written waiver before or after

the meeting.

8.4. **Telephonic Meetings**. Any action permitted or required by the Tennessee Act, the Articles or this Agreement to be taken at a meeting of the Board may be taken at a meeting conducted by telephone or other means permitting all participants to simultaneously hear each other. A Manager participating in a meeting by this means is deemed to be present in person at the meeting.

8.5. **Written Consent In Lieu Of Meeting**. Notwithstanding Section 8.3, any Manager may propose that the Company authorize an action or decision by written consent of the Board without a meeting of the Board. For such proposed action on written consent to be a valid and binding action of the Company, the action to be taken must be set forth in writing with not less than one (1) but not more than ten (10) days' prior notice to all the Managers and approved by all Managers with voting power equal to the voting power that would be required to take the same action at a meeting of the Board at which all Managers were present. A Manager's written consent may be evidenced by his or her signature on a counterpart of the proposal or by a separate writing (including a facsimile or electronic mail) that identifies the proposal with reasonable specificity and states that such Manager consents to such proposal. Prompt written notice of the taking of any action by less than unanimous written consent of the Managers shall be given to those Managers who have not consented in writing to such action.

8.6. **Records**. The Company shall maintain permanent records of all actions taken by the Board, including minutes of all Board meetings and copies of all actions taken by written consent of the Board.

8.7. **No Proxies**. Managers may not grant proxies regarding votes by the Board to any other Person, including another Manager.

9. TAX, ACCOUNTING, BOOKS AND RECORDS

9.1. **Books and Records**. The Company shall maintain at its principal executive office books of account for the Company which shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the operation of the Company business.

9.2. **Accounting**. The Company shall use the accrual method of accounting in preparation of its annual reports and for tax purposes and shall keep its books accordingly.

9.3. **Right of Inspection**. Each Member has the right, at his, her or its sole expense, after providing notice to all other Members and the Board, to examine, copy, and audit

the Company's books and records. Notwithstanding the foregoing, the Board may set such limits (such as requiring such rights to be exercised only during normal business hours) to this right as are reasonably necessary to prevent disruption to the Company's business operations.

9.4. **Reports**.

(a) Within ninety (90) days after the end of each Fiscal Year, the Company shall use its best efforts to provide each Person who was a Member at any time during such Fiscal Year with a Form K-1 and a statement of the Members' Capital Accounts and changes therein for such Fiscal Year.

(b) Within twenty-five (25) days after the end of each fiscal quarter, the Company shall provide each Member with internally prepared quarterly financial statements of the Company, consisting of a balance sheet and related statements of income, retained earnings, and cash flow.

(c) Within sixty (60) days after the end of each Fiscal Year, the Company shall provide each Member with preliminary annual financial statements of the Company, and final annual financial statements of the Company within one hundred twenty (120) days after the end of each Fiscal Year, reviewed by an independent accounting firm.

(d) Within fifteen (15) days after the end of each Fiscal Year, the Company shall provide each Member with all budgets, financial plans, or other material plans of the Company.

9.5. **Tax Characterization and Tax Returns**.

(a) The Members acknowledge that the Company is treated as a partnership for federal tax purposes. All provisions of this Agreement and the Articles are to be construed so as to preserve the Company's tax status as a partnership.

(b) The Company shall furnish each Member with a copy of each income tax return filed by the Company, together with any schedules or other information that each Member may need in connection with such Member's own tax affairs.

9.6. **Special Basis Adjustment**. Unless unanimously approved by the Members, the Company shall not make an election to adjust the basis of the Company's property in the manner provided in Sections 734(b) and 743(b) of the Code.

9.7. **Tax Matters Member**.

(a) The Tax Matters Member ("TMM") is responsible for all administrative and judicial proceedings for the assessment and collection of tax deficiencies or the

refund of tax overpayments arising out of a Member's distributive share of items of income, deduction, credit and/or of any other Company item (as that term is defined in the Code or in regulations issued by the Internal Revenue Service) allocated to the Members affecting any Member's tax liability. The TMM is authorized to represent the Company before the Internal Revenue Service or any other governmental agency with jurisdiction; provided, however, that the TMM will not (i) sign any consent, (ii) enter into any settlement agreement, or (iii) compromise any dispute with any taxing authority without the prior approval of the Board.

(b) The TMM shall promptly give notice to the Board and all Members of any administrative or judicial proceeding pending before the Internal Revenue Service involving any Company item and the progress of any such proceeding. Such notice must be in compliance with any applicable Internal Revenue Service regulations.

(c) The TMM has the power provided to a tax matters partner in Sections 6221 through 6233 of the Code, including the specific power to extend the statute of limitations with respect to any matter attributable to any Company item or affecting any item pending before the Internal Revenue Service and to select the forum to litigate any tax issue or liability arising from Company items.

(d) The TMM is the Member designated as such on Schedule B. The TMM may resign his position by giving thirty (30) days written notice to the Members, whereupon the Members shall designate a new TMM by Majority Vote.

(e) The Company shall reimburse the TMM for any and all reasonable out-of-pocket expenses incurred with respect to any administrative and/or judicial proceedings affecting the Company. The TMM may select an accountant to review the books, records and reports.

10.

ADDITIONAL MEMBERS

10.1. **Admission**. The Company may, from time to time, admit additional Members upon the approval by a Supermajority Vote of the Members.

10.2. **Percentage Interests**. Upon the admission of an additional Member, the Company shall determine the Units (including the consideration/contribution required therefor) to be issued or awarded to such additional Member.

10.3. **Admission Procedure**. No Person can be admitted as an additional Member unless such Person executes, acknowledges, and delivers to the Company such instruments as the Company may deem necessary or advisable to effect the admission of such Person as an additional Member, including, without limitation, the written

acceptance and adoption by such Person of the provisions of this Agreement. Schedule A may be revised from time to time to reflect the admission of additional Members, and such revisions shall not be deemed amendments to this Agreement.

11.

TRANSFER OF UNITS

11.1. **Restrictions on Transfer**. No Member shall Transfer his, her or its Units or Membership Interests, except as expressly permitted in this Article 12. Any purported Transfer of a Unit or Membership Interest other than one permitted by this Article 12 is null and void and of no force or effect. Furthermore, notwithstanding any provision of this Agreement to the contrary, the Transfer of a Unit or Membership Interest to any Person other than the Company or a Member will not be permitted if (a) the Unit or Membership Interest sought to be Transferred, when added to the total of all other Units and Membership Interests Transferred within the period of twelve (12) consecutive months ending with the proposed date of the Transfer, results in the termination of the Company under Section 708 of the Internal Revenue Code, (b) such Transfer would cause the Company to have more than 100 "partners" within the meaning of Treasury Regulation Section 1.7704-1(h), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3) (as administered by the Internal Revenue Service), or (c) such Transfer would violate applicable federal and state securities laws.

11.2. **Permitted Transfers**. Subject to the conditions set forth in Section 12.3, a Member may Transfer his, her or its Units (any such Transfer being referred to in this Agreement as a "Permitted Transfer") upon a Supermajority Vote of the Members after full disclosure by such Member of the material terms of the proposed transaction.

11.3. **Conditions to Permitted Transfers**. The following are conditions precedent to any Permitted Transfer:

(a) Except in the case of a Transfer involuntarily by operation of law, the transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer. In the case of a Transfer of a Unit involuntarily by operation of law, the Transfer shall be confirmed by presentation to the Company of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Company. In all cases, the transferor and transferee shall reimburse the Company for all costs and expenses that it reasonably incurs in connection with such Transfer.

(b) Upon request by the Company, the transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Units transferred, and any other information reasonably necessary to permit the Company to file all required federal and

state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company is not required to make any distribution otherwise provided for in this Agreement with respect to any transferred Units until it has received such information.

(c) If the Permitted Transfer is in the form of a pledge or encumbrance of all or any part of a Member's Units as security for the payment of a debt, any such pledge or encumbrance must be made pursuant to a pledge or hypothecation agreement that requires the pledgee or secured party to be bound by all of the terms and conditions of this Agreement, including, without limitation, this Article 12.

(d) If, pursuant to the terms of any loan agreement, security agreement, deed of trust or other agreement existing at any time between the Company and any lender, the approval of such lender is required prior to the time that any Transfer of a Unit may occur, then, notwithstanding any provision of this Agreement to the contrary, no such Transfer will be effective until all required approvals and/or consents of any such lender have been obtained. Likewise, if such Transfer made without necessary approvals would cause the Company to be in violation of the terms of the partnership agreement of any partnership in which the Company is then a partner, the shareholders' agreement of any corporation in which the Company is a shareholder, or the certificate of formation or limited liability company agreement of any other limited liability company in which the Company is a member, or any comparable agreement, the required approvals of all necessary parties to such Transfer must be obtained before such Transfer will be effective.

11.4. **Right of First Refusal on Certain Transfers for Value**. In addition to the Permitted Transfers, a Member may Transfer all or any portion of his, her or its Units to a Person for value as follows:

(a) At least thirty (30) days prior to the date that the proposed Transfer is to occur, the Member seeking to Transfer all or part of his, her or its Units (the "Transferring Member") shall send written notice (the "Required Notice") to the Company setting forth the material terms of the proposed Transfer (the "Proposed Transfer"), including a description of Units to be transferred, price, payment terms and the identity of the transferee. For five (5) days thereafter, the Company may request reasonable evidence from the Transferring Member that the Proposed Transfer will be made pursuant to a bona fide offer from the transferee, which evidence the Transferring Member must furnish no later than five (5) days after the request is made.

(b) For the period ("Option Period") commencing with the date on which the Required Notice was sent and ending thirty (30) days thereafter (which period is automatically extended by one day for each day in excess of five (5) that the Transferring Member fails to comply with a request for reasonable evidence of the offer), the

Company has the option to purchase the Units that are the subject of the Proposed Transfer for the same price and upon the same terms and conditions as described in the Required Notice. The option to purchase must be exercised by delivery of written notice to the Transferring Member not later than seven (7) days prior to the expiration of the Option Period. If the Company decides not to exercise its option, then, and in that event, during the remainder of the Option Period, one or more Members other than the Transferring Member may exercise the option on their own behalf by delivery of written notice to the Transferring Member, and if more than one Member desires to exercise said option, each participating Member can purchase a portion of the Transferring Member's Units in the same proportion as the Members' Percentage Interests representing Governance Rights, calculated by including only the Percentage Interests owned by the participating Members. If the option is exercised by either the Company or the Members, the Company or the Members, as the case may be, shall consummate the purchase not later than thirty (30) days after the expiration of the Option Period.

(c) Notwithstanding the stipulation in Section 12.4(b) that the Company or the Members, as the case may be, acquire the Units that are the subject of the Proposed Transfer upon the same terms and conditions as described in the Required Notice, if any of the consideration proposed to be paid by the transferee is not cash or a cash equivalent, the Board, in its sole reasonable judgment, may determine the cash value of such consideration, and the Company or the Members, as the case may be, may pay cash equal to such cash value in lieu of such consideration when consummating the purchase of the Units.

(d) If neither the Company nor the Members exercise the foregoing option prior to the expiration of the Option Period, the Transferring Member may thereafter consummate the Proposed Transfer with the transferee upon terms and conditions that are not less favorable to the Transferring Member than were described in the Required Notice. If the Proposed Transfer is not consummated within thirty (30) days after the expiration of the Option Period, the Transferring Member shall not make a Transfer without again offering the Units to the Company and the Members in accordance with this Section 12.4.

(e) No Member may give any notice or request initiating the procedures contemplated by Section 12.4 while any other notice, purchase or Transfer is pending under Section 12.4 or after a Liquidating Event has occurred. The Members that are not Breaching Members are not required to offer any portion of their Units pursuant to Section 12.4 to a Breaching Member during the period that the Company is pursuing any remedy specified in Article 16 with respect to such Member's status as a Breaching Member.

11.5. **Admission of Substituted Members**. Concurrently with the other provisions of

this Article 12, a transferee of a Unit that includes Governance Rights may be admitted to the Company as a substituted Member only upon satisfaction of all the following conditions:

(a) Such admission has been approved by the vote required to approve a Transfer to the transferee pursuant to Section 12.2.

(b) The transferee of the Unit (other than a transferee that was a Member prior to the Transfer) has, by written instrument in form and substance reasonably satisfactory to the Company, assumed the obligations of the transferor Member under this Agreement with respect to the Transferred Unit.

(c) If required by the Company, the transferor or transferee has reimbursed the Company for all reasonable legal, filing, and other out-of-pocket costs that the Company has incurred in connection with the admission of the transferee as a Member with respect to the Transferred Unit.

(d) Except in the case of a Transfer involuntarily by operation of law, if required by the Company, the transferee (other than a transferee that was a Member prior to the Transfer) has delivered to the Company evidence satisfactory to the Company in its sole discretion of the authority of such Person to become a Member and to be bound by all of the terms and conditions of this Agreement.

11.6. **Rights of Unadmitted Assignees**. A Person who acquires all or part of a Unit but who is not admitted as a substituted Member pursuant to Section 12.5 is entitled only to allocations and distributions with respect to such Unit in accordance with this Agreement, and has no right to any information or accounting of the affairs of the Company, is not entitled to inspect the books or records of the Company, and has no voting rights or any other rights of a Member under the Tennessee Act or this Agreement.

11.7. **Distributions and Allocations in Respect of Transferred Units**. If any Units are Transferred during any Fiscal Year in compliance with the provisions of this Article 12, Profits, Losses, each item thereof, and all other items attributable to the Transferred Units for such Fiscal Year must be divided and allocated between the transferor and the transferee by taking into account their varying interests during the Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Board. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer no later than the end of the calendar month during which it is given notice of the consummation of such Transfer; provided, that if the Company does not receive a notice stating the date such Units were transferred and such other information as the Board may reasonably require within thirty (30) days after the end of

the Fiscal Year during which the Transfer occurs, then all such items shall be allocated, and all distributions shall be made, to the Person who, according to the books and records of the Company, was the owner of the Units on the last day of such Fiscal Year.

12. WITHDRAWAL IN BREACH OF AGREEMENT

12.1. **Waiver of Partition**. No Member shall, either directly or indirectly, take any action to require partition or appraisement of the Company or of any of its assets or properties, each Member (and his, her or its legal representatives, successors or assigns) hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to his Units, or with respect to any assets or properties of the Company, except as expressly provided in this Agreement.

12.2. **Covenant Not to Withdraw or Dissolve or Take Certain Actions**. Except as otherwise expressly required or permitted hereby, no Member shall (a) take or permit, voluntarily or involuntarily, any action that would cause a Bankruptcy of such Member, (b) withdraw or attempt to withdraw from the Company other than a withdrawal approved by all of the other Members, (c) be convicted of a felony under federal or state law, or be arrested or charged with any felony under state or federal law, or (d) apply for, hold, or be connected with a federal or state permit to manufacture, distribute, sell or use beer, malt beverage products, wine, spirits or any products containing the foregoing, whether or not for beverage use, or hold any financial interest in any business covered by any such permit other than the Company.

12.3. **Consequences of Violation of Covenant**. If a Member (a "Breaching Member") (i) attempts to transfer all or any portion of his, her or its Units in breach of Section 12.1, (ii) attempts to cause a partition in breach of Section 16.1, (iii) attempts to withdraw from the Company or dissolve the Company in breach of Section 16.2, or (iv) otherwise breaches this Agreement, the Company shall continue and not wind up or liquidate, and:

(a) the Breaching Member will immediately cease to be a Member;

(b) the Breaching Member will be liable in damages to the Company for all direct and indirect costs, liabilities, losses and damages that the Company or any Member may incur as a result of such breach, including consequential damages but exclusive of punitive damages;

(c) the Company will not be obligated to pay to the Breaching Member its contributions, capital, or profits, but may, by notice to the Breaching Member within thirty (30) days of the event giving rise to the Member becoming a Breaching Member, elect to make Breach Payments to the Breaching Member in complete satisfaction of the Breaching Member's Units, and the Breaching Member will be deemed to have

transferred all its Units to the Company as of the date of the event giving rise to the Member becoming a Breaching Member;

(d) if the Company does not elect to make Breach Payments, the Company shall treat the Breaching Member as if he, she or it were an unadmitted assignee of the Financial Rights of the Breaching Member pursuant to Section 12.6 and shall make distributions to the Breaching Member only of those amounts otherwise payable with respect to such Financial Rights hereunder;

(e) the Company may apply any distributions otherwise payable with respect to such Financial Rights (including Breach Payments) to satisfy any claims it may have against the Breaching Member;

(f) the Breaching Member will have no right to any information or accounting of the affairs of the Company, will not be entitled to inspect the books or records of the Company, and will have no voting rights with respect to the Company;

(g) the Breaching Member will continue to be liable to the Company for any unpaid Capital Contributions required hereunder with respect to such Units, which amounts may be offset against any Breach Payments that may be made by the Company.

12.4. **Breach Payments**. If the Company elects to make Breach Payments, then the Company shall pay the Breach Amount in five (5) equal installments, payable on the first Business Day of the next five (5) consecutive calendar years following the year in which the breach by the Breaching Member occurs, without interest. The "Breach Amount" is seventy-five percent (75%) of the Net Equity of the Breaching Member's Units as of the last day of the calendar month preceding the calendar month during which the breach occurred, computed in accordance with Section 16.5, less any Company distributions to the Breaching Member after such day. The Breach Amount as so determined is final and binding on the Company and the Breaching Member. The Company may, at its sole election, prepay all or any portion of the Breach Payments at any time without penalty.

12.5. **Net Equity**. The "Net Equity" of a Member's Units, as of any day, is the amount that would be distributed to such Member in liquidation of the Company pursuant to Section 18.2 as if (a) the Gross Asset Values of Company assets were adjusted as set forth in paragraph (b) of the definition of Gross Asset Value, (b) all of the Company's assets were sold for their Gross Asset Values, as so adjusted, (c) the Company paid its accrued, but unpaid, liabilities and established reserves pursuant to Section 18.2 for the payment of reasonably anticipated contingent or unknown liabilities, and (d) the Company distributed the remaining proceeds to the Members in liquidation, all as of such day. The Net Equity of a Member's Units must be determined, without audit or certification, from the books and records of the Company by the accounting firm regularly employed by the Company, or if an accounting firm is not regularly employed by the Company, by a firm

employed specifically for such purpose, and the amount of such Net Equity must be disclosed to the Company and each of the Members by written notice. The Net Equity determination of such accountants is final and binding in the absence of a showing of gross negligence or willful misconduct.

13. INDEMNIFICATION

13.1. **Authority to Indemnify**. The Company may elect to indemnify an individual made a party to a pending, threatened or completed claim, action, demand, lawsuit, arbitration, investigation or other proceeding (collectively a "Proceeding"), because such individual is or was a Responsible Person, against all fees, costs, expenses, damages, obligations and liabilities actually incurred by the Responsible Person in connection with the Proceeding if such Responsible Person satisfies the following standard of conduct:

(a) the Responsible Person's conduct was in good faith and the Responsible Person reasonably believed (i) in the case of conduct in the Responsible Person's official capacity with the Company, that his, her or its conduct was in the best interest of the Company and (ii) in all other cases, that his, her or its conduct was at least not opposed to the Company's best interest;

(b) in the case of any criminal proceeding, the Responsible Person had no reasonable cause to believe his conduct was unlawful; or

(c) in the case of the Responsible Person's conduct with respect to an employee benefit plan, the Responsible Person reasonably believed that his conduct was in the best interests of the participants in and beneficiaries of the plan.

(d) The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the Responsible Person did not satisfy the foregoing standard of conduct.

13.2. **Limitations on Authority to Indemnify**. Notwithstanding Section 17.1, the Company shall not indemnify a Responsible Person (i) in connection with a Proceeding by or in the right of the Company in which the Responsible Person was adjudged liable to the Company, and (ii) in connection with any other Proceeding charging improper personal benefit to such Responsible Person, whether or not involving action in the Responsible Person's official capacity, in which the Responsible Person was adjudged liable on the basis that personal benefit was improperly received by such Responsible Person.

13.3. **Determination and Authorization of Indemnification**. The Company shall not

indemnify a Responsible Person under Section 17.1 unless authorized in the specific case after a determination has been made that indemnification of the Responsible Person is permissible in the circumstances because the Responsible Person has satisfied the standard of conduct set forth in Section 17.1.

13.4. **Mandatory Indemnification**. The Company shall indemnify a Responsible Person who is or was wholly successful, on the merits or otherwise, in the defense of any Proceeding to which such Responsible Person was a party because he is or was a Responsible Person of the Company against reasonable expenses incurred in connection with the Proceeding.

13.5. **Advances for Expenses**. The Company may elect to pay for or reimburse the reasonable expenses of a Responsible Person who is a party to a Proceeding in advance of final disposition of the Proceeding if: (a) the Responsible Person furnishes to the Company a written affirmation of his, her or its good faith belief that he, she or it has satisfied the standard of conduct set forth above; (b) the Responsible Person furnishes to the Company a written undertaking (which must be an unlimited general obligation of the Responsible Person but need not be secured and may be accepted by the Company without reference to financial ability to repay), executed personally on his, her or its behalf, to repay the advance if it is ultimately determined that he, she or it is not entitled to indemnification; and (c) a determination is made that the facts then known to those making the determination would not preclude indemnification hereunder.

13.6. **Defense of Proceedings.** If the Company is indemnifying or advancing expenses to a Responsible Person under this Article 17, the Company may at any time elect to assume the defense of the Responsible Person with respect to the Proceeding and shall not be obligated to furnish separate counsel to the Responsible Person in any Proceeding in which the Company and the Responsible Person are joined unless the Responsible Person reasonably concludes that there may be a conflict of interest between the Responsible Person and the Company. The Company shall exercise its right of election to assume such defense by providing the Responsible Person written notice of the same, and thereafter the Company shall not be liable for any fees, costs and expenses incurred by the Responsible Person with respect to the defense of the Proceeding except in cases where separate representation is required as set forth above. Further, if the Company is indemnifying or advancing expenses to a Responsible Person pursuant to this Article 17, the Responsible Person may not settle any Proceeding without the approval of the Company, which approval will not unreasonably withheld or delayed.

13.7. **Insurance**. The Company may purchase and maintain insurance on behalf of an individual who is or was a Responsible Person, Manager, officer, employee, independent contractor or agent of the Company or who, while a Responsible Person, Manager, officer, employee, independent contractor or agent of the Company, is or was serving at

the request of the Company as a Responsible Person, Manager, officer, employee, independent contractor, agent, member, partner, or trustee of another foreign or domestic limited liability company, corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by such individual in that capacity or arising from such individual's status as a Responsible Person, Manager, officer, employee, independent contractor or agent of the Company, whether or not the Company would have the power to indemnify such individual against the same liability as provided in above.

13.8. **Non-Exclusive Right**. The indemnification and advancement of expenses granted pursuant to, or provided hereunder is not exclusive of any other rights to which a Responsible Person seeking indemnification or advancement of expenses may be entitled, whether contained herein, in the Articles, the Tennessee Act, in a resolution of the Members or Board, or an agreement providing for such indemnification; provided, however, that no indemnification may be made to or on behalf of any Responsible Person if a judgment or other final adjudication adverse to the Responsible Person establishes his, her or its liability: (a) for any breach of duty of loyalty to the Company or Members; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (c) for any liability for wrongful distributions incurred under the Act.

14. DISSOLUTION AND WINDING UP

14.1. **Liquidating Events**. The Company shall dissolve and commence winding up and liquidating upon the first to occur of any of the following ("Liquidating Events"):

(a) The Supermajority Vote of the Members; or

(b) The happening of any event that makes it unlawful or impossible to carry on the business of the Company.

14.2. **Winding Up**. Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members, and no Member or Manager shall take any action that is inconsistent with, or not necessary to or appropriate for, winding up the Company's business and affairs. To the extent not inconsistent with the foregoing, all covenants and obligations in this Agreement will continue in full force and effect until such time as the Company's property has been distributed pursuant to this Section 18.2 and the Company has terminated. The President (or any Person elected for this purpose by the Members) shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the Company's liabilities and property, shall cause (to the extent feasible or advisable) the property to be liquidated as

promptly as is consistent with obtaining the fair value thereof, and shall cause the property and/or the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed in the following order:

(a) First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation;

(b) Second, to the establishment of and additions to reserves that are determined by the Board, in its sole discretion, to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and,

(c) The balance, if any, to the Members until each Member's Capital Contribution has been returned and thereafter in accordance with their Percentage Interests representing Financial Rights; provided, however, that the holder of an Incentive Unit shall not participate in such distributions until the Distribution Threshold, if any, for such Incentive Unit has been exceeded.

14.3. **Deficit Capital Accounts; Additional Liquidation Procedures**. If any Member has a deficit Capital Account balance (after giving effect to all contributions, distributions and allocations for all Fiscal Years, including the Fiscal Year during which such liquidation occurs) such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

14.4. **Deemed Contribution and Distribution**. Notwithstanding any other provision of this Article 18 in the event the Company is liquidated within the meaning of Regulations Section 1.7041(b)(2)(ii)(g) but no Liquidating Event has occurred, the Company shall not be liquidated, the Company's liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, the Company shall be deemed to have contributed its property in kind to a new company, and immediately thereafter, the Members shall be deemed to have distributed the Units in the new company to the Members of the terminated Company, all in accordance with the Member's respective Percentage Interests in the terminated Company.

14.5. **Rights of Members**. Except as otherwise provided in this Agreement, each Member shall look solely to the assets of the Company for the return of his or her Capital Contributions and has no right or power to demand or receive property other than cash from the Company for such capital contributions. No Member has priority over any other Member as to the return of his, her or its Capital Contributions, the distribution of cash or other property, or the allocation of profits unless otherwise provided in this Agreement.

15.

REPRESENTATIONS OF MEMBERS

15.1. **In General**. As of the Effective Date, each Member hereby makes each of the representations and warranties applicable to such Member as set forth in this Section 21.1, and such representations and warranties shall survive the execution of this Agreement. Said warranties and representations shall also be made by and shall be binding upon all persons admitted as Substitute Members at any time after the Effective Date.

15.2. **Power to Execute Agreement**. Each Member hereby represents and warrants that if such Member is an entity, it is duly organized or duly formed, validly existing, and in good standing under the laws of the jurisdiction of its organization and that it has full organizational power and authority to own its property and carry on its business as owned and carried on at the date hereof and as contemplated hereby. Such Member represents and warrants further that it is duly licensed or qualified to do business and in good standing in each of the jurisdictions in which the failure to be so licensed or qualified would have a material adverse effect on its financial condition or its ability to perform its obligations hereunder. Each Member hereby represents that it has the individual or organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, if such Member is an entity, the execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate, partnership, or organization action. Each Member hereby represents and warrants that this Agreement constitutes the legal, valid and binding obligation of such Member.

15.3. **No Conflicts; No Default**. Each Member hereby represents and warrants that neither the execution, delivery or performance of this Agreement nor the consummation by such Member of the transactions contemplated hereby: (i) will conflict with, violate, or result in a breach of any of the terms, conditions or provisions of any law, regulation, order, writ, injunction, decree, determination, or award of any court, any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator, applicable to such Member (ii) will conflict with, violate, result in a breach of, or constitute a default under any of the terms and conditions, or provisions of the governing documents of such Member, if such Member is an entity, or of any material agreement or instrument to which such Member is a party or by which such Member is or may be bound or to which any of its material properties or assets is subject, (iii) will conflict with, violate, result in a breach of, constitute a default under (whether with notice or lapse of time or both), accelerate or permit the acceleration of the performance required by, give to others any material interest or rights, or require any consent, authorization or approval upon any indenture, mortgage, lease agreement, or instrument to which such Member is a party or by which such Member is or may be bound, or (iv) will result in the creation or imposition of any lien upon any of the material properties or assets of such Member.

15.4. **Governmental Authorizations**. Each Member hereby represents and warrants that any registration, declaration or filing with, or consent, approval, license, permit or other authorization or order by, any governmental or regulatory authority, domestic or foreign, that is required in connection with the valid execution, delivery, acceptance and performance by such Member under this Agreement or the consummation by such Member of any transaction contemplated hereby has been completed, made or obtained on or before the Effective Date of this Agreement.

15.5. **Litigation**. Each Member hereby represents and warrants that there are no actions, suits, proceedings or investigations pending or, to the knowledge of such Member, threatened against or affecting such Member or any of their properties, assets, or businesses in any court or by any governmental department, board, agency or instrumentality, domestic or foreign, or any arbitration which would, if adversely determined (or, in the case of an investigation could lead to any action, suit, or proceeding, which if adversely determined) could reasonably be expected to materially impair such Member's ability to perform its obligations under this Agreement or to have a material adverse effect on the consolidated financial condition of such Member; and such Member has not received any currently effective notice of any default, and such Member is not in default under any applicable order, writ, injunction, decree, permit, determination, or award of any court or of any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator which could reasonably be expected to materially impair such Member's ability to perform its obligations under this Agreement or to have a material adverse effect on the consolidated financial condition of such Member.

15.6. **No Convictions**. The Member represents and warrants that he, she, or it have never been convicted of a felony under federal or state law or been arrested or charged with any felony under state or federal law.

15.7. **Disallowed Ownership**. The Member has not applied for, held, or been connected with a permit, issued under federal law to manufacture, distribute, sell or use beer, malt beverage products, wine, spirits or products containing the foregoing, whether or not for beverage use, or held any financial interest in any business covered by any such permit.

15.8. **Investment Representations**.

(a) The undersigned Members acknowledge (i) that the Units evidenced by this Agreement have not been registered under the Securities Act of 1933, the Tennessee securities laws or the securities laws of any other state (the "Securities Acts") because the Company is issuing these Units in reliance upon the exemptions from the registrations requirements of the Securities Acts providing for issuance of securities not involving a public offering, (ii) that the Company has relied upon the fact that the Units are to be held

by each Member for investment, and (iii) that exemption from registrations under the Securities Acts would not be available if the Units were acquired by a Member with a view to distribution.

(b) Accordingly, each Member hereby represents and warrants to the Company that such Member is acquiring the Units for such Member's own account for investment and not with a view to the resale or distribution thereof. Each Member agrees not to transfer, sell or offer for sale any of portion of such Member's Units unless there is an effective registration, other qualification or exemption relating thereto under the Securities Act of 1933 and under any applicable state securities laws. With respect to any Transfer of a Units in reliance on an exemption, the Company may, in its sole discretion, require the holder of such Units to deliver to the Company an opinion of counsel, satisfactory to the Company, that such registration or other qualification under such Act and applicable state securities laws is not required in connection with such transfer, offer or sale. Each Member acknowledges that the Company is under no obligation to register such Member's Units or to assist such Member in complying with any exemption from registration under the Securities Acts if such Member should at a later date wish to dispose of the Units. Furthermore, each Member realizes that such Units is unlikely to qualify for disposition under Rule 144 of the Securities and Exchange Commission unless such Member is not an "Affiliate" of the Company and the Units has been beneficially owned and fully paid for by such Member for at least three (3) years.

(c) Prior to acquiring the Units in the Company, each Member has made an investigation of the Company and its business and has had made available to each such Member all information with respect thereto which such Member needed to make an informed decision to acquire the Units. Each Member considers himself or itself to be a Person possessing experience and sophistication as an investor which are adequate for the evaluation of the merits and risks of such Member's investment in the Units, that such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time, and such Member has had a full opportunity to ask questions and receive answers concerning the investment in the Company and has had full access to such other information concerning the Company as such Member has requested.

16. MISCELLANEOUS

16.1. **Title to Company Property**. Legal title to all property of the Company will be held and conveyed in the name of the Company.

16.2. **Amendments**. This Agreement may only be amended upon the Majority Vote of the Board. Any amendment to this Agreement must be in a writing executed by all Members consenting to the amendment.

16.3. **Waiver of Action for Dissenter's Rights.** Each Member irrevocably waives any right that he, she or it may have to maintain any action for dissenter's rights or appraisal rights with respect to any merger or consolidation of, or other transaction undertaken by, the Company.

16.4. **Activities Outside the Company.** Nothing contained in the Agreement shall be construed (i) to constitute any Member as the general agent of any other Member, or (ii) to limit, in any manner, the Members and their respective Affiliates from carrying on or investing in any business or activity. Each Member specifically acknowledges and consents to the right of each other Member and its Affiliates to pursue any investment or participation in any business opportunity, without first being required to offer the same to the Company for its own benefit. Each Member hereby waives, releases and relinquishes any claim it may have against any other Member and against such Member's Affiliates, under any "partnership opportunity" doctrine or other legal or equitable principal of law arising with respect to or is connection with the pursuit of any business opportunity by any other Member or his Affiliates.

16.5. **No State Law Partnership.** The Members intend that the Company shall not be a partnership or joint venture, and that no Member, Manager or officer shall be a partner or joint venturer of any other Member, or officer, for any purposes other than federal (and, if applicable, state) tax purposes, and this Agreement shall not be construed to the contrary.

16.6. **No Third Party Beneficiaries**. The provisions of this Agreement constitute an agreement among the Members only and are not intended to, and do not, create any right or interest on behalf of any person who is not a Member.

16.7. **Notices**. Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and sent by overnight courier, or by telephone or facsimile, if such telephone conversation or facsimile is followed by a hard copy of the telephone conversation or facsimile communication sent by overnight courier, charges prepaid, addressed as follows: if to the Company, to the Company at the address set forth in the preamble, or to such other address as the Company may from time to time specify by notice to the Members; if to a Member, to such Member at the address set forth on Schedule A hereto, or to such other address as such Member may from time to time specify by notice to the Company. Any such notice shall be deemed to be delivered, given, and received as of the date so delivered.

16.8. **Severability**. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement will remain in full force. Furthermore, there shall be automatically substituted for such invalid, illegal or unenforceable provision a provision as similar thereto as possible that is valid, legal and enforceable.

16.9. **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

16.10. **Governing Law; Venue**. The laws of the State of Tennessee (without giving effect to its conflict of laws principles) govern all matters arising out of or relating to this Agreement and the transactions it contemplates, including, without limitation, its interpretation, construction, performance, and enforcement. Any claims or actions regarding or arising out of this Agreement shall be brought exclusively in a court of competent jurisdiction sitting in Collierville, Tennessee. EACH PARTY TO THIS AGREEMENT SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF SUCH COURTS FOR THE PURPOSES OF ALL LEGAL ACTIONS AND PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR LATER HAVE TO (I) THE LAYING OF VENUE OF ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT BROUGHT IN ANY STATE OR FEDERAL COURT SITTING IN COLLIERVILLE, TENNESSEE AND (II) ANY CLAIM THAT ANY ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM

16.11. **Waiver of Jury Trial.** EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT. EACH MEMBER HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH MEMBER FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

16.12. **Counterparts**. The parties may execute this Agreement in counterparts, each of

which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the parties need not appear on the same counterpart, and delivery of an executed counterpart signature page by facsimile is as effective as executing and delivering this Agreement in the presence of the other parties to this Agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties.

16.13. **Confidentiality**. Each Member acknowledges that it has obtained and will obtain information regarding the Company, which is confidential in nature (including, without limitation, information as to the pricing schedules and policies, customer lists, marketing policies and processes, financial condition, and the like). Each Member agrees that it will not, at any time, disclose any such information to any third party (other than to financing sources, legal counsel, personal accountants or as required by applicable law) or intentionally use any such information in a manner, which would be detrimental to the Company. In the event of the withdrawal of any Member, for any reason whatsoever, the restrictions on such Member's use of all such information herein described will continue in effect, and such party will immediately return to the Company all documents, records, financial data, and the like, and all copies thereof, which it might have obtained from the Company. Any violation of this Article by any officer, employee, agent or representative of such Member will constitute a violation of this Article by such Member.

16.14. **Entire Agreement**. This Agreement constitutes the final agreement between the parties. It is the complete and exclusive expression of the parties' agreement on the matters contained in this Agreement. All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement are expressly merged into and superseded by this Agreement. The provisions of this Agreement cannot be explained, supplemented or qualified through evidence of trade usage or a prior course of dealings. In entering into this Agreement, neither party has relied upon any statement, representation, warranty or agreement of any other party except for those expressly contained in this Agreement. There are no conditions precedent to the effectiveness of this Agreement, other than those expressly stated in this Agreement.

16.15. **Interpretations.** The language in this Agreement shall be construed in all cases according to its fair meaning and not for or against any Person on the basis of authorship. Each party hereto acknowledges that it could elect to retain legal counsel to review and advise as to the provisions of this Agreement, that such party has entered into this Agreement of its own volition, without duress, and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

16.16. **Waivers**. The parties can waive this Agreement only by a writing executed by the party or parties against whom the waiver is sought to be enforced. No failure or delay in

exercising any right or remedy, or in requiring the satisfaction of any condition under this Agreement, and no act, omission or course of dealing between the parties, operates as a waiver or estoppel of any right, remedy or condition. A waiver made in writing on one occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver on any future occasion or against any other person.

16.17. **Time is of the Essence**. Time is of the essence of this Agreement.

16.18. **Disclosure and Waiver of Conflicts**. In connection with the preparation of this Agreement, the Members acknowledge and agree that: (i) the attorney that prepared this Agreement ("Attorney") acted as legal counsel to the Company; (ii) the Members have been advised by the Attorney that the interests of the Members may be opposed to each other and may be opposed to the interests of the Company and, accordingly, the Attorney's representation of the Company may not be in the best interests of the Members; and (iii) each of the Members has been advised by the Attorney to retain separate legal counsel. Notwithstanding the foregoing, the Members (i) desire the Attorney to represent the Company; (ii) acknowledge that they have been advised to retain separate counsel and have either exercised that right or waived their right to do so; and (iii) jointly and severally forever waive any claim that the Attorney's representation of the Company constitutes a conflict of interest.

(Signature page follows)

The Company and Members are signing this Amended and Restated Limited Liability Company Agreement on the date set forth above.

COMPANY:

HOOK POINT BREWING LLC

By: Michael Sadler

Title: Manager

MEMBERS:

____

____

____

Table 1

Name and Address of Member	Capital Contribution	Number of Units of Membership Interests	Percentage Interests Representing Governance Rights and Financial Rights	Date of Admission	
Michael Sadler [redacted]	$50,000 91% Membership Interest in Flat Hat, LLC	100	100%	09/24/2018	
Jerry Bell [redacted]	$50,000.00	15		11/08/2018	
Kerry Cleveland [redacted]	$50,000.00	15		11/08/2018	
IDR Gas Investments [redacted]	$25,000.00	7.5		11/15/2018	
James Lipe [redacted]	$75,000.00	12.5		12/03/2018	
Robert Simms. [redacted]	$135,000.00	26		11/17/2018	
James Nelson. [redacted]	$35,000.00	6		01/11/2019	
David Fehrenbacher. [redacted]	$72,000.00	12.2		05/07/2021	
Eleanor Morgan. [redacted]	$15,000.00	3		07/27/2021	
Worldwide Prestige Investments LLC, Mark Siebert. [redacted]	$195,000.00	35		05/05/2022	
Norman Maxim [redacted]	$14,500.00	2.2		03/24/2022	
Christopher Carvelli [redacted]	$25,000.00	2.5		02/10/2023	
Louis Carvelli. [redacted]	$10,000.00	1		02/10/2023	

Name and Address of Member	Capital Contribution	Number of Units of Membership Interests	Percentage Interests Representing Governance Rights and Financial Rights	Date of Admission	
John Okins. [redacted]	$20,000.00	2		06/30/2023	
Tracy Toth. [redacted]	$10,000.00	1		09/01/2023	
Anthony Maranise. [redacted]	$10,000.00	1		01/01/2024	
John Christopher Swearingen	$21,000.00	2.1		02/08/2024	
Nathan Pate	$10,000.00	1		03/07/2024	
Jay Marchmon		5		1/1/2020	
Total	**$961,500.00**	**250**			

SCHEDULE B

OFFICERS AND TAX MATTERS MEMBER

President	Michael Sadler
Tax Matters Member	Michael Sadler

<u>SCHEDULE C</u>

MANAGERS SCHEDULE

Michael Sadler

1.

TAX AND CAPITAL ACCOUNTING PROVISIONS

1. **Definitions**

(a) Adjusted Capital Account Deficit. "Adjusted Capital Account Deficit" means the deficit balance, if any, in such Member's Capital Account as of the end of the Fiscal Year, after giving effect to the following adjustments:

(i) credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.7042(g)(1) and 1.1.7042(i)(5); and

(ii) debit to such Capital Account the items described in Sections 1.7041(b)(2)(ii)(d)(4), 1.7041(b)(2)(ii)(d)(5) and 1.1.7041(b)(2)(ii)(d)(6) of the Regulations.

(b) Code. "Code" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of future laws.

(c) Company Minimum Gain. "Company Minimum Gain" has the meaning ascribed to "partnership minimum gain" in Sections 1.7042(b)(2) and 1.1.7042(d) of the Regulations.

(d) Depreciation. "Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation is the amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation must be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

(e) Member Nonrecourse Debt. "Member Nonrecourse Debt" has the meaning ascribed to partner nonrecourse debt in Section 1.7042(b)(4) of the Regulations.

(f) Member Nonrecourse Debt Minimum Gain. "Member Nonrecourse Debt Minimum Gain" means an amount with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt

were treated as a Nonrecourse Liability, determined in accordance with Section 1.7042(i)(3) of the Regulations.

(g) Member Nonrecourse Deductions. "Member Nonrecourse Deductions" has the meaning ascribed to partner nonrecourse deductions as set forth in Sections 1.7042(i)(1) and 1.1.7042(i)(2) of the Regulations.

(h) Nonrecourse Deductions. "Nonrecourse Deductions" has the meaning set forth in Section 1.7042(b)(1) of the Regulations.

(i) Nonrecourse Liability. "Nonrecourse Liability" has the meaning set forth in Section 1.7042(b)(3) of the Regulations.

(j) Regulations. "Regulations" means the Treasury regulations promulgated under the Code.

2. Adjustments to Profits and Losses.

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition must be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.7041(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition must be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (b) or (c) of the definition of Gross Asset Value, the amount of such adjustment must be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes must be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such year or other period computed in accordance with the definition of Depreciation herein;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.7041(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g) Notwithstanding any other provision of this definition, any items which are specifically allocated pursuant to Sections 3 or 4 shall not be taken into account in computing Profits or Losses.

3. **Capital Accounts**.

(a) Each Member's Capital Account shall be increased by (i) the amount of any Capital Contributions to the Company; (ii) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member as determined under Section 752 of the Code; and (iii) the amount of any Profits allocated to such member pursuant to this Agreement and any items in the nature of income or gain that are specially allocated pursuant to Articles 4 or 5.

(b) Each Member's Capital Account shall be reduced by (i) the amount of any cash distributed to such Member from the Company; (ii) the Gross Asset Value of any property distributed from the Company to such Member; (iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company as determined under Section 752 of the Code; and (iv) the amount of any Losses allocated to such Member pursuant to this Agreement and any items in the nature of loss or deduction that are specially allocated pursuant to Sections 3 or 4.

(c) No Member shall be under any obligation to make a contribution to restore a negative balance in such Member's Capital Account.

(d) The foregoing provisions relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.7041(b)(2)(iv), and (to the extent possible) shall be interpreted and applied in a manner consistent with such Regulation. If the Members determine that it is necessary or appropriate to modify the manner in which Capital Accounts are computed in order to (i) comply with applicable Regulations, (ii) select any options available thereunder not otherwise specified in this Agreement (including an election under Regulations Section 1.7041(b)(2)(iv)(f) to adjust the "book values" of the Company's assets and Capital Accounts), or (iii) make adjustments that the

Members deem equitable or practicable and consistent with the Members' economic interests in the Company, then the Members may make such modification or adjustment or select such option, provided that such action is not likely to have a material adverse effect on any Member.

(e) In the event that all or a portion of any Units is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the appropriate portion of the Capital Account of the transferring Member.

4. Allocations.

(a) Minimum Gain Chargeback. Except as otherwise provided in Section 1.7042(f) of the Regulations, notwithstanding any other provision of this Appendix 1, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year, (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.7042(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.7042(f)(6) and 1.1.7042(j)(2) of the Regulations. This paragraph (a) is intended to comply with the minimum gain chargeback requirement in such Section 1.7042(f) of the Regulations and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.7042(i)(4) of the Regulations, notwithstanding any other provision of this Appendix 1, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.7042(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations § 1.7042(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.7042(i)(4) and 1.1.7042(j)(2) of the Regulations. This paragraph (b) is intended to comply with the minimum gain chargeback requirement in Section 1.7042(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) Qualified Income Offset. Notwithstanding the above, any Member who unexpectedly receives an adjustment, allocation or distribution described in Regulations Sections 1.7041(b)(2)(ii)(d)(4), (5), or (6), shall be allocated items of income or gain (including gross income if necessary) in an amount and manner sufficient to eliminate any deficit created in such Member's Capital Account (to the extent it exceeds such Member's obligation to restore such deficit) as quickly as possible, provided that an allocation pursuant to this paragraph (c) shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Appendix 1 have been tentatively made as if this paragraph (c) were not part of the Agreement. The provisions of this paragraph (c) are intended to comply with the provisions of Regulations Section 1.7041(b), including any amendments or successive regulations thereto and shall be so interpreted.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the amount such Member is obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.7042(g)(1) and 1.1.7042(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this paragraph (d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Appendix 1 have been made as if paragraph (c) hereof and this paragraph (d) were not in the Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated among the Members in proportion to their Percentage Interests representing Financial Rights.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i).

(g) Code Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code § 743(b) is required, pursuant to Regulations Section 1.7041(b)(2)(iv)(m)(2) or Regulations Section 1.7041(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of such Member's Units, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in

accordance with their Percentage Interests representing Financial Rights in the Company in the event Regulations Section 1.7041(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.7041(b)(2)(iv)(m)(4) applies.

(h) Allocations Relating to Taxable Issuance of Units. Any income, gain, loss or deduction realized as a direct or indirect result of the issuance of a Units to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

5. **Curative Allocations**. The allocations set forth in Sections 4(a) through 4(g) and Article 5 of this Appendix 1 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 5. Therefore, notwithstanding any other provision of this Appendix 1 (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 2 and 4(h). In exercising their discretion under this paragraph the Members shall take into account future Regulatory Allocations that, although not yet made, are likely to offset other Regulatory Allocations previously made.

6. **Loss Limitation**. Losses allocated pursuant to Article 2 of this Appendix 1 shall not exceed the maximum amount of Losses that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Article 2 of this Appendix 1, the limitation set forth in this paragraph shall be applied on a Member by Member basis and Losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Member's Capital Accounts so as to allocate the maximum permissible Losses to each Member under Section 1.7041(b)(2)(ii)(d) of the Regulations.

7. **Other Allocation Rules**.

(a) Profits, Losses and any other items of income, gain, loss or deduction shall be allocated to the Members pursuant to this Appendix 1 as of the last day of each Fiscal Year, provided, however, Profits, Losses and such other items shall also be allocated at such times as the Gross Asset Values of Company assets are adjusted pursuant to paragraph (b) of the definition of Gross Asset Value.

(b) The Members are aware of the income tax consequences of the allocations made by this Appendix 1 and hereby agree to be bound by the provisions of this Appendix 1 in reporting their shares of Company income and loss for income tax purposes.

(c) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Members using any permissible method under Code Section 706 and the Regulations thereunder.

(d) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.7523(a)(3), the Members' interests in Company profits are in proportion to their Percentage Interests representing Financial Rights.

(e) To the extent permitted by Section 1.7042(h)(3) of the Regulations, the Members shall endeavor not to treat distributions of cash as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt.

8. **Tax Allocations; Code Section 704(c)**. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with paragraph (a) of the definition of Gross Asset Value hereof).

In the event the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (b) of the definition of Gross Asset Value hereof, subsequent allocations of income, gain, loss, and deductions with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in any manner under Code Section 704(c) and the Regulations thereunder as determined by the Members.

Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this paragraph are solely for purposes of federal, state, and local taxes

and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of the Agreement.